WEIL, GOTSHAL & MANGES LLP
767 Fifth Avenue
New York, New York 10153
(212) 310-8000

May 5, 2005

VIA EDGAR TRANSMISSION

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Ms. Cecelia D. Blye

  Re:
  SEACOR Holdings Inc.—
  Registration Statement on Form S-1 (File No. 333-123597)

Dear Ms. Blye:

        On behalf of SEACOR Holdings Inc., a Delaware corporation (the "Company"), this letter sets forth the Company's response to the letter, dated April 28, 2005, of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") in connection with the above-referenced registration statement (the "Registration Statement") relating to the registration of $250 million in aggregate principal amount of the Company's 2.875% Convertible Senior Debentures due 2024 and shares of the Company's common stock, par value $0.01 per share, issuable upon conversion thereof, for resale from time to time pursuant to Rule 415 of the Securities Act of 1933, as amended, by the selling security holders named therein. The Company notes that on April 21, 2005, it filed with the Commission a registration statement on Form S-4 (File No. 333-124232) (together with the Registration Statement, the "Registration Statements") relating to the proposed merger (the "Merger") of Seabulk International, Inc. ("Seabulk") with a wholly owned subsidiary of the Company.

        To confirm our earlier telephone call with Jack Guggenheim regarding the Staff's outstanding comment with respect to the Registration Statements, the Company supplementally represents to the Staff that its practices and procedures would prohibit a vessel owned by the Company from calling in Sudan, Iran or any other country subject to U.S. sanctions following the Merger. The Company further represents that it has confirmed that the same is true with respect to Seabulk and its vessels. The Company has been informed by Seabulk that, subsequent to the incidents in 1998, 1999 and 2000 giving rise to the investigation by the U.S. Treasury Department's Office of Foreign Assets Control ("OFAC") referenced in the "Contingencies" notes to the consolidated financial statements of Seabulk and its subsidiaries included in the Registration Statement, Seabulk implemented the following procedures:

  •
  Seabulk's Code of Business Conduct was adopted in 2000 and clearly sets out countries with which Seabulk may not do business or make vessel calls. The Code of Business Conduct is redistributed annually to all Seabulk administrative employees, who must certify annually that they have read it. All new Seabulk employees receive a copy of the Code of Business Conduct.

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  Seabulk's legal department receives daily reports of all Seabulk offshore vessels and their geographic locations. These reports are routinely reviewed for compliance. Seabulk requires, and provides resources to enable, all managers in the Offshore division to be cognizant of OFAC sanctions.

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  Seabulk's legal department is on OFAC's distribution list for all releases. Seabulk distributes these releases to all managerial employees to keep them apprised of any changes in the OFAC sanctioned list.

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  Vessel sales by Seabulk are monitored to ensure that vessels are not sold to sanctioned interests.

        As previously indicated to the Staff, the Company is not and, to the best knowledge of the Company, never has been, the subject of an investigation by OFAC. The Company charters the substantial majority of its vessels under time charters, in which the Company provides the captain and crew and therefore can control the locations in which its vessels call. Substantially all of the Company's vessels chartered under bareboat arrangements operate only in the Americas and have U.S. captains employed by the Company. Any charter of these vessels to call in a country identified as the OFAC sanctioned list would require the approval of the Company. To ensure that its vessels do not call in countries subject to U.S. sanctions, the Company requires charter parties to time charters to lodge with the vessel master its requested itinerary. If the itinerary includes a country identified on the OFAC sanctioned list, the Company disallows the master to visit the scheduled ports. In addition, the Company educates personnel operating in the Company's foreign offices as to OFAC restrictions, and prohibits them from entering into charters either with entities identified on, or located in countries identified on, the OFAC sanctioned list, or that would include calls to any such country. The Company also monitors the location of its vessels to ensure compliance with these procedures. Based on the foregoing, the Company continues to believe that the disclosure in the Registration Statement is appropriate.

        Please may direct any questions or comments concerning this filing to me at (212) 310-8716 or to Pippa Bond at (212) 310-8545.

Very truly yours,
/s/ ROD MILLER Rod Miller
cc.
Mr. Randall Blank